

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Daniel E. Klimas
President and Chief Executive Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

> **Re:**   **LNB Bancorp, Inc.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed May 18, 2012 and May 25, 2012**
> **Supplemental Comments**
> **File No. 333-180906**

Dear Mr. Klimas:

We have reviewed your amended registration statement and have the following additional comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment Nos. 1 and 2 Registration Statement on Form S-1

Prospectus Cover Page

1.   Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

2.   We note your response and revised disclosure in response to comment 1 in our letter dated May 17, 2012. Please revise the base prospectus cover page, and elsewhere if applicable, to eliminate references to "prevailing market prices".

<u>Plan of Distribution, page 17</u>

3.   We note your response to prior comment 5 in our letter dated May 17, 2012. Please revise to disclose the information provided in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Gary J. Elek
        Kristofer K. Spreen, Esq.